UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF 397 BILLION FOR THE FIRST QUARTER OF 2016

•	Net loan portfolio grew 21.0% compared to 1Q15. This annual growth is explained by organic net loan growth, the depreciation of the peso, and by the incorporation of BAM’s loan portfolio in 2015, which explains 6.4% of the total growth. During the quarter, the peso appreciated versus the dollar and this caused the contraction of the loan portfolio on a consolidated level.

•	Net interest income grew 29.9% compared to 1Q15. This growth is explained by sustained growth in the loan portfolio and by an improving net interest margin, which increased from 5.6% in 1Q15 to 5.7% in 1Q16.

•	Net fees increased by 18.9% compared to 1Q15. This solid growth was mainly driven by an increase in fees related to banking services, electronic services, credit and debit cards, distribution of insurance products through the bank’s network, brokerage, and international wire transfers.

•	Net provisions increased 16.7% during the last quarter but were offset by the solid growth in net interest income. This increase in provisions is explained by specific defaults related to a few corporate clients and to some deterioration in the consumer segment.

•	Income tax increased 113% compared to 1Q15. This jump is explained by the inter quarterly exchange rate fluctuations experienced last year, that create differences between financial accounting and tax accounting, which in turn made the effective tax rate 56% in 1Q16.

May 23, 2016. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20161. For the quarter ended on March 31, 2016 (“1Q16”), Bancolombia reported consolidated net income of COP 397 billion, or COP 408.3 per share - USD 0.54 per ADR. This net income represents a 39.5% decrease compared to the quarter ended on December 31, 2015 (“4Q15”) and a 37.1% decrease compared to the quarter ended on March 31, 2015 (“1Q15”).

All data, results, and analyses shown in this report, treat Tuya S.A. as a discontinued operation. For this reason, Bancolombia does not consolidate this operation in its consolidated financial statements and makes reference to it through a separate line on its Balance Sheet and Income Statement.

1. This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended March 31, 2016 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Until 2014, BANCOLOMBIA prepared its financial statements under the rules issued by Superintendencia Financiera de Colombia (Colombian GAAP). Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015 and will also include the comparative financial statements for the year ending in 2014. Until Bancolombia prepares the first annual consolidated financial statements under IFRS and definitively establishes its IFRS accounting policies in accordance with the IFRS 1, the interim unaudited consolidated financial information for interim periods within 2015 may be further amended.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, April 1, 2016 $3,000.63 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT		Quarter		Growth
(COP millions)	1Q15	4Q15	1Q16	1Q16/4Q15	1Q16/1Q15
ASSETS
Net Loans	115,192,159	140,371,884	139,432,678	-0.67%	21.04%
Investments	13,368,676	14,277,824	15,040,851	5.34%	12.51%
Other assets	27,942,323	38,323,159	36,911,252	-3.68%	32.10%
Total assets	156,503,158	192,972,867	191,384,781	-0.82%	22.29%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	97,896,958	122,202,090	117,399,796	-3.93%	19.92%
Other liabilities	40,972,271	50,362,858	54,200,764	7.62%	32.29%
Total liabilities	138,869,229	172,564,948	171,600,560	-0.56%	23.57%
Non-controlling interest	475,154	1,128,470	1,100,018	-2.52%	131.51%
Shareholders' equity	17,158,775	19,279,449	18,684,203	-3.09%	8.89%
Total liabilities and shareholders' equity	156,503,158	192,972,867	191,384,781	-0.82%	22.29%

Interest income	2,662,836	3,088,030	3,679,988	19.17%	38.20%
Interest expense	(884,718)	(1,165,072)	(1,369,008)	17.50%	54.74%
Net interest income	1,778,118	1,922,958	2,310,980	20.18%	29.97%
Net provsions	(299,631)	(459,596)	(536,553)	16.74%	79.07%
Fees and income from service, net	465,982	505,699	553,949	9.54%	18.88%
Other operating income	358,968	377,671	388,392	2.84%	8.20%
Total Dividends received and equity method	53,897	96,388	63,840	-33.77%	18.45%
Total operating expense	(1,454,564)	(1,626,499)	(1,801,484)	10.76%	23.85%
Profit before tax	902,770	816,621	979,124	19.90%	8.46%
Income tax	(258,266)	(98,904)	(550,848)	456.95%	113.29%
Net income before non-controlling interest	644,504	717,717	428,276	-40.33%	-33.55%
Non-controlling interest	(23,918)	(45,752)	(35,555)	-22.29%	48.65%
Net income before Descontinued Operations	620,586	671,965	392,721	-41.56%	-36.72%
Discontinued Operations Net Income	11,315	(15,613)	4,645	-129.75%	-58.95%
Net income	631,901	656,352	397,366	-39.46%	-37.12%

PRINCIPAL RATIOS	1Q 15	Quarter 4Q 15	1Q 16
PROFITABILITY
Net interest margin (1) from continuing operations	5.58%	5.11%	5.68%
Return on average total assets (2) from continuing operations	1.64%	1.51%	0.81%
Return on average shareholders' equity (3)	14.22%	13.83%	8.10%
EFFICIENCY
Operating expenses to net operating income	54.75%	56.04%	54.31%
Operating expenses to average total assets	3.85%	3.66%	3.73%
Operating expenses to products assets	4.55%	4.32%	4.43%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.14%	9.99%	9.76%
Technical capital to risk weighted assets	14.21%	12.46%	12.96%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.98	0.89	0.54
Net income per share $COP from continuing operations	645.22	698.63	408.31
P/BV ADS (4)	1.41	1.05	1.28
P/BV Local (5) (6)	1.35	1.05	1.27
P/E (7) from continuing operations	9.68	7.52	15.18
ADR price	39.33	26.75	33.18
Common share price (8)	24,500	20,980	24,700
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,598.36	3,149.47	3,000.63

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2016, Bancolombia’s assets totaled COP 191,385 billion, which represents a decrease of 0.8% compared to 4Q15 and an increase of 22.3% compared to 1Q15. In the quarter, the decrease in assets was explained by a reduction in the repurchase agreement operations position. The consolidation of BAM at the end of 2015 explains 7.3% of the total asset’s annual growth (33% of marginal growth).

During the quarter the COP appreciated 4.7% versus the USD and depreciated 15.5% over the past 12 months. The decrease in total assets is largely explained by the reduced value of assets denominated in dollars that represent less pesos when converted and also to a reduction in the position of reverse purchase agreements.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3000.63 COP)	1Q16	1Q16/4Q15	1Q16	1Q16/4Q15	1Q16	1Q16/4Q15	1Q16	1Q16/4Q15
Commercial loans	64,038,297	3.80%	40,184,504	-5.82%	13,392,022	-1.15%	104,222,799	-0.13%
Consumer loans	12,818,376	1.10%	8,386,406	-3.74%	2,794,882	1.03%	21,204,782	-0.87%
Mortgage loans	10,439,344	-2.81%	8,064,182	-2.14%	2,687,496	2.71%	18,503,948	-2.52%
Small business loans	612,426	3.31%	312,639	5.50%	104,191	10.74%	925,065	4.04%
Interests paid in advance	(21,747)	2405.40%	-	-100.00%	-	-100.00%	(21,747)	2405.41%
Gross loans	87,886,696	2.55%	56,947,731	-4.95%	18,978,592	-0.24%	144,834,847	-0.54%

The quarter 1Q16 shows a decrease in gross loans of 0.5%, in general the segments during this quarter presented a slight decrease caused by less credit demand and the appreciation of the COP versus the USD during the quarter, as was expected during the year, except for small business loans that grew 4.0%. Also, in comparison with a year ago, total gross loans grew 20.6%. The consolidation of BAM at the end of 2015 explains 6.4% of the gross loans annual growth (31% of marginal growth).

Gross loans denominated in currencies different from COP product of our operation in El Salvador, Panama and Guatemala accounted for 39.3% at the end of 1Q16.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.9% during 1Q16 and totaled COP 5,402 billion, equivalent to 3.7% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	1Q15	4Q 15	1Q16	1Q16/4Q15	1Q16/1Q15	% of total loans
Commercial	84,853,593	104,359,215	104,222,799	-0.13%	22.83%	72.0%
Consumer	19,633,257	21,391,494	21,204,782	-0.87%	8.00%	14.6%
Mortgage	14,976,934	18,981,641	18,503,948	-2.52%	23.55%	12.8%
Microcredit	703,731	889,157	925,065	4.04%	31.45%	0.6%
Interests received in advance	(31,363)	(868)	(21,747)	2405.41%	-30.66%	0.0%
Total loan portfolio	120,136,152	145,620,639	144,834,847	-0.54%	20.56%	100.0%
Allowance for loan losses	(4,943,993)	(5,248,755)	(5,402,169)	2.92%	9.27%
Total loans, net	115,192,159	140,371,884	139,432,678	-0.67%	21.04%

1.3.	Investment Portfolio

As of March 31, 2016, Bancolombia’s net investment portfolio totaled COP 15,041 billion, increasing 5.3% compared to the figure reported in 4Q15 and growing 12.5% compared to 1Q15. This quarterly increase is explained by the bank's strategy of increasing its time deposits and investing its excess of cash in liquid assets. The investment portfolio consists primarily of debt securities, which represent 71.0% of Bancolombia’s total investments and 5.6% of assets at the end of 1Q16.

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At the end of 1Q16, the investments in debt securities had a duration of 17.1 months and a yield to maturity of 6.76%.

1.4.	Goodwill and intangibles

As of 1Q16, Bancolombia’s goodwill and intangibles totaled COP 6,676 billion, decreasing 5.9% compared to 4Q15. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of March 31, 2016, Bancolombia’s liabilities totaled COP 171,601 billion, decreasing 0.9% with respect to 4Q15 and increasing 23.6% compared to 1Q15. Of this annual growth, 7.35% (31% of marginal variation) is explained by the incorporation of BAM.

Deposits by customers totaled COP 116,806 billion (or 68.1% of liabilities) at the end of 1Q16, decreasing 4.1% during the quarter and increasing 20.3% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 114% at the end of 1Q16, which marks an increase in comparison to the 110% reported in 4Q15, and the 113% reported in 1Q15.

Bancolombia’s funding strategy during the quarter focused on taking deposits prematurely in order to assure the necessary liquidity for the upcoming months. The objective is to build and maintain ample liquidity on the balance sheet. This strategy, added to the Central Bank’s rate hikes, increased the cost of deposits during the quarter.

Funding mix	1 Q15		4 Q15		1 Q16
COP Million
Checking accounts	17,649,725	13%	23,646,578	15%	21,894,531	14%
Saving accounts	38,667,767	30%	47,813,680	29%	46,863,823	29%
Time deposits	39,470,983	29%	48,713,789	30%	46,788,999	29%
Other deposits	5,099,439	4%	2,860,437	2%	5,023,147	3%
Long term debt	15,400,833	12%	19,435,865	12%	18,586,652	12%
Loans with banks	15,509,665	12%	20,121,246	12%	20,441,690	13%
Total Funds	130,755,085	100%	162,591,595	100%	159,598,842	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q16 was COP 18,684 billion, decreasing 3.1% or COP 595 billion, with respect to the COP 19,279 billion reported at the end of 4Q15.

Bancolombia’s capital adequacy ratio was 13.0% in 1Q16. This figure highlights the company’s solid capital position.

Bancolombia’s capital adequacy ratio was 400 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.20%, 370 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.37% at the end of 1Q16.

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TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q15%		4Q15%		1Q16%
Basic capital (Tier I)	11,367,295	8.57%	12,552,622	7.51%	13,741,047	8.20%
Additional capital (Tier II)	7,487,984	5.64%	8,268,887	4.95%	7,985,639	4.76%
Technical capital (1)	18,855,278		20,821,509		21,726,686
Risk weighted assets included market risk	132,687,996		167,168,400		167,605,948
CAPITAL ADEQUACY (2)	14.21%			12.46%		12.96%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 397 billion in 1Q16, or COP 408.3 per share - USD 0.54 per ADR (excluding discontinued operations). This net income represents a decrease of 39.5% compared to 4Q15 and of 37.1% compared to 1Q15. This drop in net income was impacted by higher income taxes. Bancolombia’s annualized ROE for 1Q16 was 8.1%.

2.1.	Net Interest Income

Net interest income totaled COP 2,311 billion in 1Q16, 20.2% more than that reported in 4Q15, and 30.0% higher than the figure for 1Q15. The positive annual performance of this line was driven by higher volumes in loans and the depreciation of the COP versus the USD. Of this annual increase in revenue, BAM explains 7.11% (24% of marginal variation). The quarterly performance can be explained by improvement in the net interest margin.

During 1Q16, the investment, interest rate derivatives and repos portfolio generated COP 184 billion.

Net Interest Margin

The annualized net interest margin increased to 5.7% in 1Q16. The annualized net interest margin for investments was 3.0%, higher than the -0.5% of 4Q15 and the annualized net interest margin of the loan portfolio was 5.9%, which is higher than the 5.6% in 4Q15.

Annualized Interest
Margin	1Q15	4Q15	1Q16
Loans' Interest margin	6.0%	5.6%	5.9%
Debt investments' margin	0.9%	-0.5%	3.0%
Net interest margin	5.6%	5.1%	5.7%

The funding cost increased during 1Q16 due to the increase in the reference rate of the Colombian Central Bank. Savings and checking accounts remained the same as a proportion of the total cost of funding presented last quarter, and the annualized average weighted cost of deposits was 2.79% in 1Q16, increasing 32 basis points compared to 4Q15.

Average weighted
funding cost	1Q15	4Q15	1Q16
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.34%	1.63%	1.77%
Time deposits	4.11%	4.41%	5.13%
Total deposits	2.18%	2.47%	2.79%
Long term debt	6.28%	6.36%	7.18%
Loans with banks	2.27%	2.37%	2.54%
Total funding cost	2.67%	2.92%	3.27%

2.2.	Fees and Income from Services

During 1Q16, net fees and income from services totaled COP 554 billion, increasing 9.5% with respect to 4Q15 and 18.9% with respect to 1Q15. Fees from credit and debit cards increased 8.1% compared to 4Q15 due to lower costs related to loyalty programs, and they marked a 6.6% increase compared to 1Q15, explained by transaction volumes. Fees from asset management and trust services increased 5.7% compared to 4Q15 and 9.0% compared to 1Q15. Fees from our bancassurance business decreased 7.4% compared to 4Q15, due largely to seasonal variations, but grew 34.7% in respect to 1Q15, thanks to the successful cross-selling initiatives led by our sales teams.

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The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2016
(COP millions)	Jan-15	Jan-16	Growth	Market Share
Bancolombia VISA	264,671	332,687	25.70%	8.55%
Bancolombia Mastercard	308,378	350,110	13.53%	9.00%
Bancolombia American Express	317,525	290,044	-8.65%	7.46%
Total Bancolombia	890,573	972,840	9.24%	25.01%
Colombian Credit Card Market	3,494,657	3,890,522	11.33%

CREDIT CARD MARKET SHARE			%	2016
(Outstanding credit cards)	Jan-15	Jan-16	Growth	Market Share
Bancolombia VISA	504,113	607,820	20.57%	5.62%
Bancolombia Mastercard	654,604	751,309	14.77%	6.95%
Bancolombia American Express	710,206	644,792	-9.21%	5.96%
Total Bancolombia	1,868,923	2,003,921	7.22%	18.53%
Colombian Credit Card Market	9,963,573	10,817,230	8.57%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 388 billion in 1Q16, growing by 2.8% compared to 4Q15, and by 8.2% with respect to 1Q15.

Revenues aggregated in the operating leases line totaled COP 117 billion in 1Q16, decreasing by 6.2% compared to 4Q15 and increased by 14.5% compared to those reported in 1Q15.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The capital balance for past due loans (those that are overdue for more than 30 days) totaled COP 4,646 billion at the end of 1Q16 and represented 3.3% of total gross loans, showing a slight increase compared to 4Q15. Charge-offs totaled COP 352 billion in 1Q16.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 106.2% at the end of 1Q16, decreasing compared to 115.2% in 4Q15. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 86.0% at the end of 1Q16, decreasing with respect to the 87.0% reported in 4Q15.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 810 billion in 1Q16, which represented 0.6% of the loan portfolio at the beginning of the quarter.

Provision charges (net of recoveries) totaled COP 537 billion in 1Q16. Provisions as a percentage of the average gross loans were 1.5% for 1Q16.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses (only reserves for the principal of loans) totaled COP 4,934 billion, or 3.5% of total loans at the end of 1Q16. This proportion is slightly higher than the 3.4% presented at the end of 4Q15.

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The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	1Q15	4Q15	1Q16
Total 30-day past due loans	3,578,656	4,188,287	4,645,700
Allowance for loan losses (1)	4,409,115	4,823,393	4,934,311
Past due loans to total loans	3.11%	2.98%	3.33%
“C”, “D” and “E” loans as a percentage of total loans	3.73%	3.95%	4.11%
Allowances to past due loans	123.21%	115.16%	106.21%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	102.69%	87.00%	85.95%
Allowance for loan losses as a percentage of total loans	3.83%	3.43%	3.54%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	1Q15	4Q15	1Q16
Commercial loans	72.4%	1.9%	2.08%	2.39%
Consumer loans	14.7%	4.8%	4.74%	4.83%
Microcredit	0.6%	8.3%	7.59%	8.40%
Mortgage loans	12.2%	6.6%	6.03%	6.83%
PDL TOTAL		3.1%	2.98%	3.33%

PDL Per Category			90 days
	% Of loan Portfolio	1Q15	4Q15	1Q16
Commercial loans	72.4%	1.4%	1.33%	1.67%
Consumer loans	14.7%	2.2%	3.06%	3.07%
Microcredit	0.6%	5.1%	5.05%	5.18%
Mortgage loans*	12.2%	3.0%	2.81%	2.62%
PDL TOTAL		1.7%	1.79%	2.01%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	1 Q15		4 Q15		1 Q16
(COP millions)
¨A¨ Normal	104,210,390	90.55%	127,370,372	90.65%	125,295,403	89.80%
¨B¨ Subnormal	6,579,396	5.72%	7,585,730	5.40%	8,504,797	6.09%
¨C¨ Deficient	2,033,253	1.77%	2,366,866	1.68%	2,524,384	1.81%
¨D¨ Doubtful recovery	1,319,315	1.15%	1,684,517	1.20%	1,626,057	1.17%
¨E¨ Unrecoverable	940,997	0.81%	1,492,441	1.07%	1,590,147	1.13%
Total	115,083,351	100.00%	140,499,927	100.00%	139,540,789	100.00%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.73%		3.95%		4.11%

2.5.	Operating Expenses

During 1Q16, operating expenses totaled COP 1,801 billion, increasing 10.8% with respect to 4Q15 and increasing 23.9% with respect to 1Q15. Of this annual increase in personnel expenses, BAM explains 10.6% (45% of the marginal increase).

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 698 billion in 1Q16, increasing 19.7% compared to 4Q15 and 33.5% compared to 1Q15. Of this annual growth in personnel expenses, BAM explains 8.0% (24% of the marginal increase).

During 1Q16, administrative expenses totaled COP 597 billion, decreasing 10.4% compared to 4Q15 and increasing 23.7% as compared to 1Q15. Of this annual growth in administrative expenses, BAM explains 15.4% (67% of the marginal increase).

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Depreciation and amortization expenses totaled COP 155 billion in 1Q16, increasing 16.3% compared to 4Q15 and 33.5% compared to 1Q15.

In 4Q15, the tax on wealth was reclassified under “Operating expenses”.

As of March 31, 2016, Bancolombia had 34,511 employees, owned 1,276 branches, 5,080 ATMs, and served 11 million customers.

2.6.	Taxes

The income tax was COP 551 billion, which represented a 113% increase compared to the income tax paid in 1Q15. In 2015, the re-expression of USD denominated liabilities created a lower income tax base, which made the effective tax rate in 1Q15 and in general throughout the year significantly lower than the statutory tax rate.

On the other hand, in 1Q16 the COP appreciated versus the USD and this made the income tax base greater, therefore directly impacting the effective tax rate, which was naturally higher. Following this idea, the fluctuations in the FX rate USD/COP increased the differences between tax accounting and financial accounting and caused taxes to increase significantly in 2016 compared to 2015.

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3.	RECENT DEVELOPMENTS

•	March 16, 2016, the General Shareholders’ Assembly, (“Bancolombia”) approved a dividend equal to COP $888.12 per each common or preferred share, in each case issued and outstanding, to be paid as follows: COP $222.03 per share and per quarter on: April 1st, 2016, July 1st, 2016, October 3, 2016 and January 2, 2017.

•	March 16, 2016, the General Shareholders’ Assembly of Bancolombia appointed the following persons to the Board of Directors of the Bank from April 2016 to March 2018:

David Bojanini García

Gonzalo Alberto Pérez Rojas

Hernando José Gómez Restrepo

Roberto Ricardo Steiner Sampedro

Luis Fernando Restrepo Echavarría

Arturo Condo Tamayo

Andrés Felipe Mejía Cardona

The following members: Hernando José Gómez Restrepo, Roberto Ricardo Steiner Sampedro, Luis Fernando Restrepo Echavarría, Arturo Condo Tamayo and Andres Felipe Mejía Cardona act as independent directors. Accordingly, independent directors represent 71% of the Board of Directors of Bancolombia.

•	March 7, 2016, Carlos Raul Yepes Jimenez officially informed the Board about his decision to resign as CEO of Bancolombia, a position he has held since February 2011.

At an extraordinary meeting, the Board of Directors of Bancolombia, once understanding the reasons for the resignation of Carlos Raul recognizes the important effort that he has led for five years at the helm of the organization that now has presence in 10 countries and that has also implemented a new style of banking. His charisma, inspiring leadership and commitment are essential so that today Bancolombia obtains excellent financial results, generating shared value and is also recognized as the most reputable company in Colombia.

Likewise Directors, unanimously, have appointed Juan Carlos Mora Uribe, former Vice President of Innovation and Digital Transformation, as the new CEO of the Organization. Juan Carlos Mora Uribe holds a business degree from Universidad EAFIT, an MBA from Babson College (USA), and during his twenty-five years in the organization has held various positions as Vice President of Administrative Affairs, Chief Risk Officer and Chief Operating Officer.

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4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838 / (574) 4043917.

E-mail: IR@bancolombia.com.co

Alejandro Mejia (IR Manager) / Camilo Arbelaez (Analyst) / Juliana Álvarez (Analyst)

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

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BALANCE SHEET				Growth
(COP million)	Mar-15	Dec-15	Mar-16	Mar- 16 / Dec-15	Mar-16 / Mar-15	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	11,082,550	14,295,163	14,577,824	1.98%	31.54%	7.62%
Interbank borrowings	1,524,439	999,220	1,504,929	50.61%	-1.28%	0.79%
Reverse repurchase agreements	942,245	3,303,231	1,148,346	-65.24%	21.87%	0.60%
Investments	13,368,676	14,277,824	15,040,851	5.34%	12.51%	7.86%
Derivative financial instruments - Assets	1,618,568	2,382,168	2,350,871	-1.31%	45.24%	1.23%
Loans and advances to customers	120,136,152	145,620,639	144,834,847	-0.54%	20.56%	75.68%
Allowance for loan and lease losses	(4,943,993)	(5,248,755)	(5,402,169)	2.92%	9.27%	-2.82%
Investment in associates and joint ventures	1,209,209	546,549	531,794	-2.70%	-56.02%	0.28%
Goodwill and Intangible assets	4,944,577	7,092,255	6,676,098	-5.87%	35.02%	3.49%
Premises and equipment	2,611,313	3,241,562	3,151,168	-2.79%	20.67%	1.65%
Investment property	1,138,332	1,505,046	1,548,778	2.91%	36.06%	0.81%
Prepayments	221,882	292,416	256,196	-12.39%	15.46%	0.13%
Tax receivables	374,387	899,485	704,181	-21.71%	88.09%	0.37%
Deferred tax	560,960	170,482	648,981	280.67%	15.69%	0.34%
Assets held for sale	87,828	1,950,808	2,144,757	9.94%	2342.00%	1.12%
Other assets	1,626,033	1,644,774	1,667,329	1.37%	2.54%	0.87%
Total assets	156,503,158	192,972,867	191,384,781	-1.14%	22.29%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	97,088,853	121,802,028	116,805,706	-4.10%	20.31%	61.03%	68.07%
Interbank Deposits	808,105	400,062	594,090	48.50%	-26.48%	0.31%	0.35%
Derivative financial instrument - Liabilities	1,557,450	1,930,609	1,990,850	3.12%	27.83%	1.04%	1.16%
Borrowings from other financial institutions	14,701,560	19,721,184	19,847,600	0.64%	35.00%	10.37%	11.57%
Debt securities in issue	15,400,833	19,435,865	18,586,652	-4.37%	20.69%	9.71%	10.83%
Preferred shares	537,335	580,959	538,348	-7.33%	0.19%	0.28%	0.31%
Repurchase agreements	3,015,558	1,232,456	3,764,794	205.47%	24.85%	1.97%	2.19%
Tax liabilities	256,052	193,949	594,371	206.46%	132.13%	0.31%	0.35%
Deferred tax liabilities	725,412	834,392	1,389,287	66.50%	91.52%	0.73%	0.81%
Employee pension plan	128,611	546,422	130,643	-76.09%	1.58%	0.07%	0.08%
Liabilities relating to assets held for sale	-	1,605,133	1,845,726	14.99%	0.00%	0.96%	1.08%
Other liabilities	4,649,460	4,281,889	5,512,493	28.74%	18.56%	2.88%	3.21%
Total liabilities	138,869,229	172,564,948	171,600,560	-0.92%	23.57%	89.66%	100.00%
SHAREHOLDERS' EQUITY
Capital	480,914	480,914	480,914	0.00%	0.00%	0.00%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	0.00%
Appropriate reserves	6,026,569	5,877,379	7,097,545	20.76%	14.55%	17.77%
Retained earnings	5,052,260	5,850,588	4,231,297	-27.68%	3.24%	-16.25%
Cumulative other comprehensive income	741,578	2,213,114	2,016,993	-8.86%	200.84%	171.99%
Stockholders’ equity attributable the owners of the parent company	17,158,775	19,279,449	18,684,203	-3.09%	8.89%	9.76%
Non-controlling interest	475,154	1,128,470	1,100,018	-2.52%	131.51%	0.57%
Total liabilities and stockholders' equity	156,503,158	192,972,867	191,384,781	-1.14%	22.29%	100.00%

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INCOME STATEMENT				Growth
(COP million)	1Q 15	4Q 15	1Q 16	1Q16 / 4Q15	1Q16 / 1Q15
Interest income and expenses
Interest on loans
Commercial	1,252,998	1,524,846	1,824,372	19.64%	45.60%
Consumer	558,658	619,699	675,884	9.07%	20.98%
Small business loans	42,826	50,489	54,921	8.78%	28.24%
Mortgage	323,203	398,620	487,771	22.36%	50.92%
Leasing	376,458	414,122	446,753	7.88%	18.67%
Total Interest on loans	2,554,143	3,007,776	3,489,701	16.02%	36.63%
Overnight and market funds	2,803	4,930	5,942	20.53%	111.99%
Investment
Debt investments, net	12,479	22,475	43,030	91.46%	244.82%
Net gains from investment activities at fair value through income statement
Debt investments	138,994	72,108	173,660	140.83%	24.94%
Derivatives	(19,288)	(17,720)	(37,394)	111.03%	93.87%
Repos	(22,628)	15,695	3,368	-78.54%	114.88%
Other	(3,667)	(17,234)	1,681	109.75%	145.84%
Total Net gains from investment activities at fair value through profit and loss	93,411	52,849	141,315	167.39%	51.28%
Total interest on investment securities	105,890	75,324	184,345	144.74%	74.09%
Total interest income	2,662,836	3,088,030	3,679,988	19.17%	38.20%
Interest expense
Borrowing costs	(101,404)	(132,585)	(167,241)	26.14%	64.93%
Overnight funds	(2,130)	(839)	(1,423)	69.61%	-33.19%
Debt securities in issue	(234,846)	(299,541)	(341,406)	13.98%	45.37%
Deposits	(521,432)	(711,376)	(837,077)	17.67%	60.53%
Preferred Shares Dividends	(15,091)	(14,980)	(15,091)	0.74%	0.00%
Other interest (expense)	(9,815)	(5,751)	(6,770)	17.72%	-31.02%
Total interest expense	(884,718)	(1,165,072)	(1,369,008)	17.50%	54.74%
Net interest income	1,778,118	1,922,958	2,310,980	20.18%	29.97%
Loan loss provisions	(330,573)	(581,976)	(595,427)	2.31%	80.12%
Recovery of charged-off loans	29,108	58,432	61,820	5.80%	112.38%
Other assets impairment	1,834	63,948	(2,946)	-104.61%	-260.63%
Total net provisions	(299,631)	(459,596)	(536,553)	16.74%	79.07%
Net interest income after provision, net	1,478,487	1,463,362	1,774,427	21.26%	20.02%
Fees and other service income
Banking services	143,987	175,235	190,589	8.76%	32.37%
Credit and debit card fees	126,697	124,911	135,073	8.14%	6.61%
Electronic services and ATM fees	104,694	144,364	134,944	-6.53%	28.89%
Brokerage	4,736	5,201	5,831	12.11%	23.12%
Acceptances, Guarantees and Standby letters of credits	11,291	11,087	12,474	12.51%	10.48%
Trust	65,296	67,293	71,127	5.70%	8.93%
Bancassurance	53,516	77,889	72,093	-7.44%	34.71%
Payments and Collections	46,428	55,803	51,684	-7.38%	11.32%
Other	73,447	88,113	101,573	15.28%	38.29%
Total Fees and other service income	630,092	749,896	775,388	3.40%	23.06%
Fees and other service expenses
Banking services	(67,889)	(82,509)	(92,550)	12.17%	36.33%
Other	(96,221)	(161,688)	(128,889)	-20.29%	33.95%
Total Fees and other service expenses	(164,110)	(244,197)	(221,439)	-9.32%	34.93%
Total fees and income from services, net	465,982	505,699	553,949	9.54%	18.88%
Other operating income
Derivatives FX contracts	49,389	337,615	69,515	-79.41%	40.75%
Net foreign exchange	54,209	(250,209)	26,837	110.73%	-50.49%
Hedging	(7,887)	(831)	(13,985)	1582.91%	77.32%
Operating leases	102,551	125,170	117,383	-6.22%	14.46%
Gains (or losses) on sale of assets	13,539	6,282	12,764	103.18%	-5.72%
Other reversals	1,066	251	393	56.57%	-63.13%
Other income	146,101	159,393	175,485	9.31%	20.11%
Total other operating income	358,968	377,671	388,392	2.84%	8.20%
Dividends received and equity method
Dividends	9,967	3,116	11,980	284.47%	20.20%
Equity investments	10,203	44,208	41,019	-7.21%	302.03%
Equity method	33,727	65,192	10,841	-83.37%	-67.86%
Gains (Losses) on sale of Discontinued Operations	-	(16,128)	-	-100.00%	0.00%
Total Dividends received and equity method	53,897	96,388	63,840	-33.77%	18.45%
Total income	2,357,334	2,443,120	2,780,608	13.81%	17.96%

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INCOME STATEMENT				Growth
(COP million)	1Q 15	4Q 15	1Q 16	1Q16 / 4Q15	1Q16 / 1Q15
Operating expenses
Salaries and employee benefits	(469,143)	(502,897)	(582,698)	15.87%	24.20%
Bonuses	(53,850)	(80,281)	(115,478)	43.84%	114.44%
Administration and general expenses	(482,276)	(665,720)	(596,573)	-10.39%	23.70%
Contributions and other tax burden	(109,630)	(164,613)	(144,549)	-12.19%	31.85%
Provision, depreciation and amortization	(116,498)	(133,751)	(155,487)	16.25%	33.47%
Other expenses	(63,204)	(79,237)	(61,989)	-21.77%	-1.92%
Tax on wealth	(159,963)	-	(144,710)	0.00%	-9.54%
Total operating expenses	(1,454,564)	(1,626,499)	(1,801,484)	10.76%	23.85%
Profit before tax	902,770	816,621	979,124	19.90%	8.46%
Income tax	(258,266)	(98,904)	(550,848)	456.95%	113.29%
Net income before non-controlling interest	644,504	717,717	428,276	-40.33%	-33.55%
Non-controlling interest	(23,918)	(45,752)	(35,555)	-22.29%	48.65%
Net income before Discontinued Operations	620,586	671,965	392,721	-41.56%	-36.72%
Discontinued Operations Net Income	11,315	(15,613)	4,645	129.75%	-58.95%
Net income	631,901	656,352	397,366	-39.46%	-37.12%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 23, 2016	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance